

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 9, 2007

<u>via U.S. mail and facsimile</u>
Mr. David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited
> Amendment No. 4 to Registration Statement on Form 10
> Filed February 23, 2007
> File No. 0-52281**

Dear Mr. Griffin:

We have reviewed your amended filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. W welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that we are still in the process of review of the Form S-1 filed on February 27, 2007. Please confirm that to the extent applicable, you have revised and will revise the disclosure in the S-1 to incorporate revisions made in response to comments on the Form 10.

Pro Forma Financial Statements, page F-43

2.   Please update your disclosure for the six month period ended December 31, 2006 when referring to the pro forma periods presented.

Carve-Out Financial Statements for Castex, page F-52

3.   We note, in response to comment 5 of our letter dated February 2, 2007, you have revised certain revenue and expense figures presented for the twelve month period ended June 30, 2006 for classification of royalty expenses. As this reclassification appears to have had a material impact to the affected line items, tell us why you have not marked this period as restated. In your response, please confirm that your auditor agrees with your position and does not believe their report dated October 17, 2006 is required to be updated for the revision.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions on the engineering comments. Please contact Mellissa Campbell Duru at (202) 551-3757, or in her absence, me at (202) 551-3745 with any other questions.

                                          Sincerely,

                                          H. Roger Schwall
                                          Assistant Director

cc: Mark Kelly, Esq.
        S. Buskirk
        A. Sifford
        R. Winfrey
        M. Duru